To Whom It May Concern:

We are in possession of your letter regarding the amendment of our 2007 10-K.  We have drafted an amendment and will be filing it with this correspondence.

Pursuant to your inquiry regarding the delinquent filing of the March 31, 2008 10-Q, all information has been submitted to the auditor for auditing purposes and will be filed upon receiving the audited information.

I am aware the company is responsible for the adequacy and accuracy of the information,  I am also aware that staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing.  I understand that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Kevin Ericksteen

Kevin Ericksteen
President, CFO